EXHIBIT 99.1

ASUR Reports 3Q22 Financial Results

Total passenger traffic in 3Q22 increased 22.8% compared to 3Q19 and 24.5% YoY

Mexico City, October 24, 2022 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and nine-month periods ended September 30, 2022.

3Q22 Highlights1

•	Total passenger traffic increased 24.5% year over year (YoY) and 22.8% compared to 3Q19. By country of operations, 3Q22 passenger traffic showed the following increases compared to 3Q19 levels:
•	Mexico: up 21.6%, with domestic and international traffic levels increasing 14.2% and 30.2%, respectively.
•	Puerto Rico (Aerostar): up 7.9%, with domestic traffic increasing by 8.9%, and international traffic reaching 99.6% of 2Q19 levels.

•      Colombia (Airplan): up 36.9%, with domestic and international passengers increasing by 33.0% and 58.3%, respectively.

•      Revenues increased 29.4% YoY to Ps.6,294.8 million and by 53.3% compared to 3Q19 revenues. Excluding construction revenues, revenues increased 35.6% YoY and 50.9% against 3Q19.

•      Consolidated commercial revenues per passenger were Ps.116.5 in 3Q22.

•      Consolidated EBITDA increased 39.6% YoY to Ps.4,067.0 million and 64.3% compared to 3Q19.

•      Adjusted EBITDA Margin (excluding the effect of IFRIC 12) increased to 69.7%, from 67.7% in 3Q21 and 64.0% in 3Q19.

•      Cash & cash equivalents of Ps.13,917.4 million at quarter-end and Net Debt-to-LTM EBITDA at 0.14x.

	Table 1: Financial & Operational Highlights [1]
		Third Quarter		% Chg
		2021	2022
	Financial Highlights
	Total Revenue	4,866,106	6,294,804	29.4
	Mexico	3,383,896	4,576,444	35.2
	San Juan	999,885	1,001,545	0.2
	Colombia	482,325	716,815	48.6
	Commercial Revenues per PAX	117.6	116.5	(0.9)
	Mexico	136.3	140.7	3.2
	San Juan	152.3	161.3	5.9
	Colombia	40.0	37.3	(6.8)
	EBITDA	2,913,013	4,067,015	39.6
	Net Income	1,957,451	2,678,375	36.8
	Majority Net Income	1,793,950	2,546,504	41.9
	Earnings per Share (in pesos)	5.9798	8.4883	41.9
	Earnings per ADS (in US$)	2.9762	4.2246	41.9
3Q22 Earnings Call Date & Time: Tuesday, October 25, 2022 at 10:00 AM US ET; 9:00 AM CT Dial-in: 1-866-416-5346 (U.S. Toll-Free) 1-323-794-2575 (International) Access Code: 9021968 Replay: Tue, October 25, 2022 at 1:00 PM US ET, ending at 11:59 PM US ET on Tue, November 1, 2022. Dial in: 1-844-512-2921 (Toll-Free) 1-412-317-6671 (International). Access Code: 9021968	Capex	601,180	548,227	(8.8)
	Cash & Cash Equivalents	11,042,598	13,917,369	26.0
	Net Debt	3,033,148	2,180,725	(28.1)
	Net Debt/ LTM EBITDA	0.4	0.1	(60.2)
	Operational Highlights
	Passenger Traffic
	Mexico	7,909,155	10,134,035	28.1
	San Juan	2,739,163	2,540,779	(7.2)
	Colombia	3,043,742	4,369,335	43.6

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and nine-month periods ended September 30, 2022, and the equivalent three- and nine-month periods ended September 30, 2021. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.20.0925 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP228.4200 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 3Q22 Page 1 of 25

3Q22 Passenger Traffic

During 3Q22, total passenger traffic increased 24.5% YoY to 17.0 million passengers and 22.8% compared to 3Q19.

Traffic in Mexico increased 28.1% YoY to 10.1 million passengers. In addition, Mexico traffic increased 21.6% against to 3Q19 levels, driven by increases of 14.2% and 30.2% in domestic and international traffic, respectively.

In Puerto Rico, 3Q22 passenger traffic declined 7.2% YoY to 2.5 million passengers. Traffic surpassed 3Q19 levels by 7.9%, with domestic traffic increasing 8.9% and international traffic recovering to 99.6% of 3Q19 activity.

Traffic in Colombia increased 43.6% YoY to 4.4 million passengers in 3Q22. Compared to 3Q19 levels, traffic increased 36.9%, with domestic and international traffic increasing 33.0% and 58.3%, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

Table 2: Passenger Traffic Summary
	Third Quarter			% Chg vs 21	% Chg vs 19	Nine-Months			% Chg vs 21	% Chg vs 19
	2019	2021	2022			2019	2020	2021
Total Mexico	8,333,227	7,909,155	10,134,035	28.1	21.6	25,783,861	20,333,163	28,971,916	42.5	12.4
- Cancun	6,160,215	6,096,651	7,783,576	27.7	26.4	19,374,608	15,604,679	22,398,564	43.5	15.6
- 8 Others Airports	2,173,012	1,812,504	2,350,459	29.7	8.2	6,409,253	4,728,484	6,573,352	39.0	2.6
Domestic Traffic	4,469,498	4,053,553	5,104,858	25.9	14.2	12,367,374	10,676,596	13,369,220	25.2	8.1
- Cancun	2,484,484	2,484,684	3,035,878	22.2	22.2	6,703,534	6,542,411	7,676,725	17.3	14.5
- 8 Others Airports	1,985,014	1,568,869	2,068,980	31.9	4.2	5,663,840	4,134,185	5,692,495	37.7	0.5
International traffic	3,863,729	3,855,602	5,029,177	30.4	30.2	13,416,487	9,656,567	15,602,696	61.6	16.3
- Cancun	3,675,731	3,611,967	4,747,698	31.4	29.2	12,671,074	9,062,268	14,721,839	62.5	16.2
- 8 Others Airports	187,998	243,635	281,479	15.5	49.7	745,413	594,299	880,857	48.2	18.2
Total San Juan, Puerto Rico	2,354,372	2,739,163	2,540,779	(7.2)	7.9	7,072,180	7,175,392	7,714,993	7.5	9.1
Domestic Traffic	2,098,971	2,552,192	2,286,307	(10.4)	8.9	6,315,138	6,811,926	7,041,345	3.4	11.5
International traffic	255,401	186,971	254,472	36.1	(0.4)	757,042	363,466	673,648	85.3	(11.0)
Total Colombia	3,192,585	3,043,742	4,369,335	43.6	36.9	8,807,551	6,920,374	12,048,267	74.1	36.8
Domestic Traffic	2,699,836	2,582,234	3,589,559	39.0	33.0	7,457,666	5,911,758	10,056,838	70.1	34.9
International traffic	492,749	461,508	779,776	69.0	58.3	1,349,885	1,008,616	1,991,429	97.4	47.5
Total traffic	13,880,184	13,692,060	17,044,149	24.5	22.8	41,663,592	34,428,929	48,735,176	41.6	17.0
Domestic Traffic	9,268,305	9,187,979	10,980,724	19.5	18.5	26,140,178	23,400,280	30,467,403	30.2	16.6
International traffic	4,611,879	4,504,081	6,063,425	34.6	31.5	15,523,414	11,028,649	18,267,773	65.6	17.7
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: YoY Passenger Traffic Growth in 9M 2022

Region	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	Total
Mexico	65.1%	99.8%	69.9%	56.8%	30.5%	20.0%	21.5%	32.7%	31.7%	42.5%
Domestic Traffic	28.1%	42.4%	26.2%	29.3%	18.9%	12.3%	16.3%	32.9%	30.1%	25.2%
International Traffic	112.3%	177.0%	122.0%	89.4%	43.3%	27.3%	26.5%	32.5%	33.7%	61.6%
Puerto Rico	40.5%	50.8%	22.1%	16.0%	5.3%	(5.8%)	(10.0%)	(3.2%)	(8.2%)	7.5%
Domestic Traffic	35.6%	44.5%	16.7%	11.1%	1.1%	(11.1%)	(14.3%)	(6.0%)	(10.0%)	3.4%
International Traffic	135.4%	236.3%	217.0%	156.2%	116.0%	85.8%	48.5%	34.8%	17.4%	85.3%
Colombia	110.8%	86.5%	81.1%	143.3%	121.6%	66.0%	51.3%	46.0%	33.5%	74.1%
Domestic Traffic	104.6%	76.3%	74.0%	138.4%	128.0%	65.9%	47.9%	39.9%	29.6%	70.1%
International Traffic	153.6%	186.4%	140.1%	171.9%	95.2%	66.4%	69.2%	80.6%	56.8%	97.4%
Total	70.2%	86.8%	61.9%	61.4%	38.6%	23.1%	20.5%	28.4%	25.2%	41.6%
Domestic Traffic	50.3%	52.6%	35.6%	45.0%	33.0%	17.9%	14.7%	23.9%	20.5%	30.2%
International Traffic	116.6%	179.2%	125.2%	97.1%	49.7%	33.0%	31.4%	37.4%	36.0%	65.6%

ASUR 3Q22 Page 2 of 25

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Third Quarter		% Chg	Nine- Months		% Chg
	2021	2022		2021	2022
Total Revenues	4,866,106	6,294,804	29.4	11,995,097	18,040,318	50.4
Aeronautical Services	2,558,755	3,648,226	42.6	6,528,090	10,364,032	58.8
Non-Aeronautical Services	1,745,527	2,189,412	25.4	4,346,601	6,376,296	46.7
Total Revenues Excluding Construction Revenues	4,304,282	5,837,638	35.6	10,874,691	16,740,328	53.9
Construction Revenues	561,824	457,166	(18.6)	1,120,406	1,299,990	16.0
Total Operating Costs & Expenses	2,295,286	2,598,979	13.2	6,126,869	7,282,797	18.9
Other Revenues	-	301	0.0	-	45,848	0.0
Operating Profit	2,570,820	3,696,126	43.8	5,868,228	10,803,369	84.1
Operating Margin	52.8%	58.7%	589 bps	48.9%	59.9%	1096 bps
Adjusted Operating Margin [1]	59.7%	63.3%	359 bps	54.0%	64.5%	1057 bps
EBITDA	2,913,013	4,067,015	39.6	7,020,937	11,783,929	67.8
EBITDA Margin	59.9%	64.6%	475 bps	58.5%	65.3%	679 bps
Adjusted EBITDA Margin [2]	67.7%	69.7%	199 bps	64.6%	70.4%	583 bps
Net Income	1,957,451	2,678,375	36.8	4,325,345	7,896,173	82.6
Net Majority Income	1,793,950	2,546,504	41.9	3,970,624	7,425,328	87.0
Earnings per Share	5.9798	8.4883	41.9	13.2354	24.7511	87.0
Earnings per ADS in US$	2.9762	4.2246	41.9	6.5872	12.3186	87.0

Total Commercial Revenues per Passenger [3]	117.6	116.5	(0.9)	115.6	118.9	2.9
Commercial Revenues	1,626,058	2,012,975	23.8	4,012,528	5,862,475	46.1
Commercial Revenues from Direct Operations per Passenger [4]	20.8	20.9	0.4	20.7	21.9	5.8
Commercial Revenues Excluding Direct Operations per Passenger	96.8	95.6	(1.2)	94.8	97.0	2.3

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 3Q22 increased 29.4% YoY, or Ps.1,428.7 million, to Ps.6,294.8 million and 53.3%, or Ps.2,188.5 million when compared to 3Q19. This YoY increase was mainly due to the following:

•

25.4% increase in revenues from non-aeronautical services to Ps.2,189.4 million. Mexico contributed Ps.1,607.0 million, while Puerto Rico and Colombia accounted for Ps.412.7 million and Ps.169.7 million, respectively; and

•

42.6% increase in revenues from aeronautical services to Ps.3,648.2 million. Mexico contributed Ps.2,571.3 million, while Colombia and Puerto Rico contributed Ps.545.7 million and Ps.531.2 million, respectively.

This increase was partially offset by an 18.6%, or Ps.104.6 million, YoY decline in construction services revenues, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 35.6% YoY to Ps.5,837.6 million.

Compared to 3Q19, revenues excluding construction services increased by 50.9%, driven by increases of 47.1% in revenues from non-aeronautical services and 53.2% in revenues from aeronautical services. Excluding revenues from construction services, Mexico represented 71.6% of ASUR´s total revenues in 3Q22, while Puerto Rico and Colombia represented 16.2% and 12.2%, respectively.

Commercial Revenues in 3Q22 increased 23.8% YoY to Ps.2,013.0 million, mainly reflecting the 24.5% increase in passenger traffic. Compared to 3Q19, commercial revenues increased 45.3%. Commercial revenues increased

ASUR 3Q22 Page 3 of 25

32.3% YoY to Ps.1,433.4 million in Mexico, and 34.9% to Ps.169.6 million in Colombia. This was partially offset by a 1.7% decline in commercial revenues to Ps.409.9 million in Puerto Rico.

Commercial Revenues per Passenger was Ps.116.5 in 3Q22, compared to Ps.117.6 in 3Q21 and Ps.99.2 in 3Q19.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 13.2% YoY, or Ps.303.7 million, to Ps.2,599.0 million in 3Q22, and 25.0%, or Ps.519.3 million, when compared to 2Q19.

Excluding construction costs, operating costs and expenses increased 23.6% YoY, or Ps.408.3 million, and 16.2% compared to 3Q19. Excluding expense recoveries in Puerto Rico of Ps.175.7 million in 3Q22 and Ps.165.4 million in 3Q21, as discussed below, operating costs and expenses would have increased YoY by 22.0% or Ps.418.6 million and 25.8% against 3Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 25.8%, or Ps.260.7 million, mainly reflecting higher costs in connection to personnel, technical assistance and concession fees, security, maintenance and surety bond expenses, together with higher cost of sales from directly operated stores.

•

Puerto Rico: increased 19.4%, or Ps.78.7 million, principally due to higher energy costs, concession fees, maintenance expenses, personnel expenses, professional fees, taxes and duties as well as insurance and surety bond expenses. This was partially offset by a Ps.10.3 million increase in expense recoveries resulting from the Ps.175.7 million obtained in 3Q22 under the American Rescue Plan Act compared to the Ps.165.4 million obtained under the CARES Act in 3Q21.

•

Colombia: increased 21.6%, or Ps.69.0 million, mainly reflecting increases in concession fees, together with higher energy, maintenance, personnel, taxes and surety bonds, as well as security expenses as a consequence of increased business activity.

Cost of Services increased 32.0% YoY, or Ps.244.5 million, principally reflecting higher personnel costs, technical assistance and concession fees, security, energy, maintenance, insurance and surety bond expenses, as well as the cost of revenues from concession stores operated by ASUR.

Construction Costs declined 18.6% YoY, or Ps.104.6 million. This was mainly driven by YoY declines of 19.7%, or Ps.97.9 million in Mexico, by 9.9% or Ps.6.3 million in Puerto Rico, and by 23.0% or Ps.0.4 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico declined 15.0% YoY.

Consolidated Technical Assistance increased by 48.5% YoY mainly reflecting an increase in EBITDA in Mexico during 3Q22.

Concession Fees increased 39.3% YoY, principally due to increases of 44.5% in Mexico, 48.6% in Colombia and 4.1% in Puerto Rico, mainly due to higher regulated revenues which is a factor in the calculation of the concession fee.

Depreciation and Amortization increased 3.7% YoY, or Ps.18.6 million, principally due to an increase of 15.1%, or Ps.31.0 million in Mexico. This was partially offset by declines of 2.5%, or Ps.4.6 million in Puerto Rico and 6.9% or Ps.7.8 million in Colombia.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,696.1 million in 3Q22 and an Operating Margin of 58.7%, compared to a Ps.2,570.8 million consolidated operating profit and a 52.8% margin in 3Q21, and a Ps.2,026.6 million consolidated operating profit and 49.4% margin in 3Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia and Puerto Rico was 63.3% in 3Q22 compared to 59.7% in 3Q21 and 52.4% in3Q19. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA increased 39.6%, or Ps.1,154.0 million, to Ps.4,067.0 million in 3Q22 from Ps.2,913.0 million in 3Q21. Compared to 3Q19, EBITDA increased 64.3%. By country of operations, EBITDA increased YoY by 50.7% or Ps.1,0577.5 million to Ps.3,145.2 million in Mexico, and by 66.5% or Ps.181.8 million to Ps.455.2 million in Colombia.

ASUR 3Q22 Page 4 of 25

EBITDA in Puerto Rico declined by 15.5%, or Ps.85.3 million, to Ps.466.6 million. Consolidated EBITDA margin in 3Q22 was 64.6% compared to 59.9% in 3Q21 and 60.3% in 3Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.7% in 3Q22, compared to 67.7% in 3Q21, and 64.0% in 3Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2021	2022		2021	2022
Interest Income	48,119	108,646	125.8	135,320	263,143	94.5
Interest Expense	(203,934)	(297,384)	45.8	(618,409)	(544,313)	(12.0)
Foreign Exchange Gain (Loss), Net	98,866	3,551	(96.4)	107,480	(37,325)	n/a
Total	(56,949)	(185,187)	225.2	(375,609)	(318,495)	(15.2)

In 3Q22 ASUR reported a Ps.185.2 million Consolidated Comprehensive Financing Loss, compared to a Ps.56.9 million loss in 3Q21.

During 3Q22 ASUR reported a foreign exchange gain of Ps.3.5 million, resulting from the 0.5% quarterly average depreciation of the Mexican peso against the U.S. dollar (0.04% appreciation at quarter-end) during the period, together with a U.S. dollar net asset position. This compares to a Ps.98.9 million foreign exchange loss in 3Q21 resulting from the 0.6% quarterly average depreciation of the Mexican peso (3.3% quarter-end) on a U.S. dollar net asset position.

Interest expense increased Ps.93.4 million, or 45.8% YoY, due to the interest under the loan obtained with BBVA in October 2021 by the Cancun entity and Aerostar’s issuance of $50 million principal amount of 6.75% senior secured notes maturing in May 2035.

Interest income increased Ps.60.5 million, or 125.8% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 3Q22 increased Ps.276.1 million YoY, principally due to the following variations:

•

A Ps.289.5 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of the pandemic in 3Q21 and an increase in the applicable tax rate in Colombia to 35% from 31%.

•

A Ps.13.3 million decline in deferred income taxes. This mainly reflects a Ps.38.6 million tax benefit in certain airports in México, partly offset by a Ps.24.8 million increase in deferred income taxes in Colombia resulting from the increase in the applicable tax rate to 35.0% from 31.0%.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.2,546.5 million for 3Q22, compared to Ps.1,793.9 million in 3Q21 and Ps.1,314.6 million in 3Q19. This resulted in earnings per common share in 3Q22 of Ps.8.4883, or earnings per ADS of US$4.2246 (one ADS represents ten series B common shares). This compares to earnings per share of Ps.5.9798, or earnings per ADS of US$2.9762 for the same period in the previous year, and with earnings per share of Ps.4.3821, or earnings per ADS of USS$2.1810 in 3Q19.

Net Income (Loss)

ASUR reported Net Income of Ps.2,678.4 million in 3Q22, an increase of Ps.720.9 million or 36.8% from Ps.1,957.4 million in 3Q21. This compares with net income of Ps.1,340.4 million reported in 3Q19.

Consolidated Financial Position

Airport concessions represented 74.2% of ASUR’s total assets on September 30, 2022, with current assets representing 25.5% and other assets 0.3%.

ASUR 3Q22 Page 5 of 25

Cash and cash equivalents as of September 30, 2022, amounted to Ps.13,917.4 million, a 58.7% increase from Ps.8,770.1 million as of December 31, 2021. Mexico, Colombia and Puerto Rico contributed with Ps.1,466.3 million, Ps.133.2 million and Ps.3,547.8 million to the increase in cash and cash equivalents, respectively.

As of September 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,573.0 million, (ii) goodwill of Ps.959.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.557.3 million, and (iv) a minority interest of Ps.5,236.6 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2022: (i) the recognition of a net intangible asset of Ps.1,053.0 million, (ii) goodwill of Ps.1,576.2 million, iii) deferred taxes of Ps.281.1 million, and (iv) the recognition of Ps.249.9 million of bank loans at fair value.

Stockholders’ equity as of September 30, 2022, was Ps.48,518.7 million and total liabilities were Ps.22,441.8 million, representing 68.4% and 31.6% of ASUR’s total assets, respectively. Deferred liabilities represented 13.9% of ASUR’s total liabilities.

Total Debt at quarter-end increased 16.8% to Ps.16,098.1 million from Ps.13,779.5 million on December 31, 2021, mainly reflecting the issuance of Notes in Puerto Rico, partially offset by principal payments of Ps.107.1 million.

On September 30, 2022, 28.8% of ASUR’s Total Debt was denominated in Mexican pesos, 64.9% in U.S. Dollars (at Aerostar in Puerto Rico) and 6.3% in Colombian pesos.

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its $50 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar’s assets.

LTM Net Debt-to-LTM EBITDA stood at 0.1x at the end of 3Q22, while the Interest Coverage Ratio was 10.7x. This compares with LTM Net Debt-to-LTM EBITDA of 0.4x and an Interest Coverage Ratio of 6.9x at September 30, 2021, respectively.

Table 6: Consolidated Debt Indicators
	September 30, 2021	December 31, 2021	September 30, 2022
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.7	1.3	1.1
Total Net Debt/ LTM EBITDA (Times) [2]	0.4	0.5	0.1
Interest Coverage Ratio [3]	6.9	8.4	10.7
Total Debt	14,075,746	13,779,547	16,098,094
Short-term Debt	1,321,322	578,144	1,682,322
Long-term Debt	12,754,424	13,201,403	14,415,772
Cash & Cash Equivalents	11,042,598	8,770,062	13,917,369
Total Net Debt [4]	3,033,148	5,009,485	2,180,725
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

ASUR 3Q22 Page 6 of 25

Table 7: Consolidated Debt Profile (million)*
	Aerostar Usd			Aeropuerto de Cancún 000´Mxp $
Monto Original	350´M	200´M	50´M	BBVA 2,000	Santander 2,650	Sindicated Loan 440,000
Principal Balance as of September 30, 2022	288.4	200.0	42.0	2,000.0	2,650.0	167,897.5
2022	-	-	-	-	-	-
2023	11.2	-	-	150.0	1,325.0	-
2024	12.4	-	-	200.0	1,325.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the syndicated loans in Mexico were incurred in October 2017. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, the maturity date was modified to 2035. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 3Q22 with a solid financial position, with cash and cash equivalents totaling Ps.13,917.4 million and Ps.16,098.1 million in Total Debt. ASUR has no debt maturities in 4Q22 as Aerostar renegotiated the maturity of its US$50 million Notes to May 2035 and issued a US$200 million note due 2035. Likewise, Colombia paid Ps.794.5 million in principal amount of outstanding debt, the next payment being due in 2025.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at September 30, 2022
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (October – December 2022)
Mexico	7,166,575	4,638,018	1,434,340	3,203,678	0
Puerto Rico	5,842,900	10,444,048	242,288	10,201,760	0
Colombia	907,894	1,016,028	5,694	1,010,334	0
Total	13,917,369	16,098,094	1,682,322	14,415,772	-

ASUR 3Q22 Page 7 of 25

Table 9: Principal Debt Payments as of September 30, 2022
Figures in Thousands of Mexican Pesos
Region of Operation	2022	2023	2024	2025/2034
México	0	1,475,000	1,525,000	1,650,000
Puerto Rico [1]	0	225,958	248,902	6,163,370
Colombia [2]	0	0	0	735,039
Total		1,700,958	1,773,902	8,548,409

[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.20.0925= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP228.42=Ps.1.00
Note: Figures only reflects principal payments.

Table 10: Debt Ratios at September 30, 2022
LTM EBITDA and LTM Interest Expenses figures of thousands Mexican Pesos
Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	11,498,115	376,505	30.5(1)	3.0
Puerto Rico [2]	1,010,945	661,615	1.5(2)	1.1
Colombia [3]	1,352,475	257,402	5.3(3)	1.2
Total	13,861,535	1,295,522	10.7

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.1 billion and LTM Debt Service was Ps.661,6 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.3 billion and Debt Service was Ps.275.4 million.

Accounts Receivables

Avianca Group exited Chapter 11 on December 2021 and Aeromexico on March 18, 2022. LatAm Airlines remains on Chapter 11. Aeromexico has paid outstanding debts while Avianca Group and LatAm Airlines Group are operating under the normal course of business. ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the ordinary course of business. Accounts receivables increased 16.5% YoY in 3Q22, reflecting increased business activity as passenger traffic increased across ASUR’ s airport network.

Table 11: Accounts Receivable as of September 30, 2022

Figures in Thousands of Mexican Pesos

Region	3Q21	3Q22	% Chg
Mexico	1,179,656	1,496,634	26.9
Puerto Rico	199,284	92,760	(53.5)
Colombia	71,714	101,000	40.8
Total	1,450,654	1,690,394	16.5

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.548.2 million in 3Q22. Of this amount, (i) Ps.482.8 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, (ii) Ps.64.0 million were invested by Aerostar in Puerto Rico and (iii) Ps.1.4 million were invested in Colombia. This compares to Ps.601.2 million invested in 3Q21, of which Ps.551.2 million were invested in Mexico, Ps.45.8 million in Puerto Rico and Ps.4.2 million in Colombia. During the first nine-months of 2022, ASUR invested a total of Ps.1,300.1 million, of which

ASUR 3Q22 Page 8 of 25

Ps.1,069.2 million were allocated to the Mexican airports, Ps.228.6 million to Puerto Rico and Ps.3.1 million to Colombia.

ASUR 3Q22 Page 9 of 25

Review of Mexico Operations

Tabla 12: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Total Passengers (in thousands)	7,946	10,187	28.2	20,430	29,125	42.6

Total Revenues	3,383,896	4,576,444	35.2	8,240,446	13,007,845	57.9
Aeronautical Services	1,688,499	2,571,345	52.3	4,261,374	7,251,624	70.2
Non-Aeronautical Services	1,199,391	1,606,981	34.0	3,003,365	4,670,711	55.5
Construction Revenues	496,006	398,118	(19.7)	975,707	1,085,510	11.3
Total Revenues Excluding Construction Revenues	2,887,890	4,178,326	44.7	7,264,739	11,922,335	64.1

Total Commercial Revenues	1,083,138	1,433,430	32.3	2,678,281	4,165,795	55.5
Commercial Revenues from Direct Operations	194,730	271,660	39.5	480,611	817,157	70.0
Commercial Revenues Excluding Direct Operations	888,408	1,161,770	30.8	2,197,670	3,348,638	52.4

Total Commercial Revenues per Passenger	136.3	140.7	3.2	131.1	143.0	9.1
Commercial Revenues from Direct Operations per Passenger [1]	24.5	26.7	8.8	23.5	28.1	19.3
Commercial Revenues Excluding Direct Operations per Passenger	111.8	114.1	2.0	107.6	115.0	6.9

For purposes of this table, approximately 37.2 and 52.6 thousand transit and general aviation passengers are included in 3Q21 and 3Q22 respectively, while 96.5 and 153.5 thousand transit and general aviation passengers are included in 9M21 and 9M22.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 35.2% YoY to Ps.4,576.4 million and 66.7% when compared to 3Q19.

Excluding construction, revenues increased 44.7% YoY, mainly reflecting increases of 52.3% in revenues from aeronautical services and 34.0% in revenues from non-aeronautical services, resulting principally from the 28.2% increase in passenger traffic. Compared to 3Q19, revenues excluding construction increased 60.2%, reflecting increases of 52.1% in revenues from non-aeronautical services and 65.7% from aeronautical services.

Commercial Revenues increased 32.3% YoY, principally reflecting the 28.2% increase in passenger traffic as shown in Table 12. Commercial Revenues per Passenger for 3Q22 increased to Ps.140.7 from Ps.136.3 in 3Q21 and Ps.114.3 in 3Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened eight new commercial spaces, five of which were opened Cancun, 2 at Cozumel and one at Tapachula airport, respectively. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since September 30,2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q22	9M22
Duty Free	37.4%	67.1%	Cancun	5
Food and Beverage	36.3%	63.0%	Retail	2
Other Revenues	36.3%	59.3%	Car rental	2
Retail	35.8%	61.5%	Banks and foreign exchange	1
Car parking	32.5%	40.8%	8 Others airports	3
Ground Transportation	21.6%	46.8%	Retail	1
Car rental	19.0%	26.6%	Banks and foreign exchange	1
Teleservices	19.0%	(15.3%)	Car rental	1
Advertising	12.0%	15.7%	Mexico	8
	(21.7%)	(2.5%)
Total Commercial Revenues	32.3%	55.5%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q22 Page 10 of 25

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Cost of Services	474,252	604,728	27.5	1,450,158	1,690,765	16.6
Administrative	87,099	74,040	(15.0)	206,261	216,170	4.8
Technical Assistance	111,374	165,391	48.5	264,523	474,194	79.3
Concession Fees	130,911	189,177	44.5	327,009	536,164	64.0
Depreciation and Amortization	204,941	235,939	15.1	607,605	674,235	11.0
Operating Costs and Expenses Excluding Construction Costs	1,008,577	1,269,275	25.8	2,855,556	3,591,528	25.8
Construction Costs	496,006	398,118	(19.7)	975,707	1,085,510	11.3
Total Operating Costs & Expenses	1,504,583	1,667,393	10.8	3,831,263	4,677,038	22.1

Total Mexico Operating Costs and Expenses increased 10.8% YoY, or Ps.162.8 million. Excluding construction costs, operating costs and expenses increased 25.8% or Ps.260.7 million, mainly reflecting higher technical assistance, personnel expenses, concession fees, security and maintenance costs, as well as insurance and surety bonds. Higher cost of sales at stores operated by ASUR also contributed to higher costs.

Cost of Services increased 27.5% YoY, mainly reflecting higher security, maintenance, insurance and surety bond expenses together with higher cost of sales at stores operated directly by ASUR.

Administrative Expenses declined 15.0% YoY.

The Technical Assistance fee paid to ITA increased 48.5% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 44.5%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 15.1% YoY, reflecting higher investments to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Interest Income	44,436	65,638	47.7	128,906	198,264	53.8
Interest Expense	(71,068)	(124,751)	75.5	(201,671)	(326,325)	61.8
Foreign Exchange Gain (Loss), Net	98,909	4,110	(95.8)	107,513	(36,278)	n/a
Total	72,277	(55,003)	n/a	34,748	(164,339)	n/a

ASUR’s Mexico operations reported a Ps.55.0 million Comprehensive Financing Loss in 3Q22, compared to a Ps.72.7 million gain in 3Q21. This was mainly due to a lower foreign exchange gain of Ps.4.1 million in 3Q22 resulting from the 0.5% average quarterly depreciation of the Mexican peso (0.04% appreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.98.9 million foreign exchange gain in 3Q21, resulting from the 0.6% average depreciation of the Mexican peso during that period (3.3% at quarter-end) against the U.S. dollar on a foreign currency net asset position.

Interest expenses increased 75.5% YoY, or Ps.53.7 million, due to a higher debt balance as a result of the Ps.690 million in lines of credit drawn down in October 2021 for Cancun Airport, while Interest income increased 47.7% YoY or Ps.21.2 million, reflecting a higher cash balance.

ASUR 3Q22 Page 11 of 25

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Total Revenue	3,383,896	4,576,444	35.2	8,240,446	13,007,845	57.9
Total Revenues Excluding Construction Revenues	2,887,890	4,178,326	44.7	7,264,739	11,922,335	64.1
Operating Profit	1,879,313	2,909,051	54.8	4,409,183	8,330,807	88.9
Operating Margin	55.5%	63.6%	803 bps	53.5%	64.0%	1054 bps
Adjusted Operating Margin [1]	65.1%	69.6%	455 bps	60.7%	69.9%	918 bps
Net Profit [2]	1,448,344	2,160,099	49.1	3,350,184	6,094,864	81.9
EBITDA	2,087,672	3,145,211	50.7	5,023,653	9,005,888	79.3
EBITDA Margin	61.7%	68.7%	703 bps	61.0%	69.2%	827 bps
Adjusted EBITDA Margin [3]	72.3%	75.3%	298 bps	69.2%	75.5%	639 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.222.4 million and 272.2 million in 3Q22 and 3Q21, respectively, for Airplan Ps.212.8 million and Ps.108.7 million in 3Q22 and 3Q21, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.2,909.0 million in 3Q22 and an Operating Margin of 63.6%. This compares to an Operating Gain of Ps.1,879.3 million and an Operating Margin of 55.5% in 3Q21, and 60.7% in 3Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 69.6% in 3Q22, compared to 65.1% in 3Q21 and 63.9% in 3Q19.

EBITDA increased 50.7% or Ps.1,057.5 million to Ps.3,145.2 million in 3Q22, from Ps.2,087.7 million in 3Q21 and Ps.1,837.7 million in 3Q19. EBITDA margin in 3Q22 was 68.7% compared to 61.7% in 3Q21 and 66.9% in 3Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, increased to 75.3% in 3Q22, compared to 72.3% in 3Q21, and 70.5% in 3Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of September 30, 2022, totaled Ps.7,560.9 million, with an average tariff per workload unit of Ps.245.24 (December 2021 pesos), accounting for approximately 63.4% of total income in Mexico (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 3Q22 ASUR invested Ps.482.8 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.551.2 million in 3Q21. On an accumulated basis, ASUR invested Ps.1,069.2 million in the first nine months of 2022 compared to Ps.1,282.1 million during the same period in 2021.

ASUR 3Q22 Page 12 of 25

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and nine-month periods ended September 30, 2021 and 2022.

As of September 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,573.0 million, (ii) goodwill of Ps.959.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.557.3 million, and (iv) a minority interest of Ps.5,236.6 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2021	2022		2021	2021	2022
Total Passengers (in thousands)	2,739	2,541	(7.2)	7,175	7,715	7.5

Total Revenues	999,885	1,001,545	0.2	2,675,932	3,015,339	12.7
Aeronautical Services	516,045	531,194	2.9	1,499,690	1,588,325	5.9
Non-Aeronautical Services	419,899	412,748	(1.7)	1,035,794	1,215,884	17.4
Construction Revenues	63,941	57,603	(9.9)	140,448	211,130	50.3
Total Revenues Excluding Construction Revenues	935,944	943,942	0.9	2,535,484	2,804,209	10.6

Total Commercial Revenues	417,176	409,935	(1.7)	1,028,614	1,207,414	17.4
Commercial Revenues from Direct Operations	92,533	88,725	(4.1)	238,898	263,352	10.2
Commercial Revenues Excluding Direct Operations	324,643	321,210	(1.1)	789,716	944,062	19.5

Total Commercial Revenues per Passenger	152.3	161.3	5.9	143.4	156.5	9.2
Commercial Revenues from Direct Operations per Passenger [1]	33.8	34.9	3.4	33.3	34.1	2.6
Commercial Revenues Excluding Direct Operations per Passenger	118.5	126.4	6.7	110.1	122.4	11.2
Figures calculated in pesos at the average exchange rate of Ps.20.2334 = USD1.00
[1] Represents ASUR convenience store operations directly operated by ASUR

Puerto Rico Revenues

Total Puerto Rico Revenues remained practically unchanged YoY at Ps.1,001.5 million in 3Q22.

Excluding construction services, revenues increased by 0.9%, mainly due to the following YoY variations:

•	A 2.9% increase in revenues from aeronautical services; and
•	A 1.7% decline in revenues from non-aeronautical services, which also reflects the 7.2% contraction in passenger traffic.

Commercial Revenues per Passenger were Ps.161.3 in 3Q22, compared to Ps.152.3 in 3Q21 and Ps.124.2 in 3Q19.

Seven commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR 3Q22 Page 13 of 25

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q22	9M22
Food and beverage	24.6%	45.5%	Retail	1
Car parking	13.0%	34.8%	Food and beverage	4
Banks and foreign exchange	11.9%	17.5%	Other revenues	2
Ground Transportation	(0.8%)	30.6%	Total Commercial space	7
Retail	(5.8%)	9.9%
Car rentals	(6.8%)	14.8%
Other revenues	(10.1%)	29.0%
Duty Free	(12.6%)	(1.4%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising	(21.3%)	(13.8%)
Total Commercial Revenues	(1.7%)	17.4%

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2021	2022		2021	2021	2022
Cost of Services	174,827	256,331	46.6	604,484	619,543	2.5
Concession Fees	43,772	45,585	4.1	121,301	135,343	11.6
Depreciation and Amortization	186,635	182,000	(2.5)	553,971	551,105	(0.5)
Operating Costs and Expenses Excluding Construction Costs	405,234	483,916	19.4	1,279,756	1,305,991	2.1
Construction Costs	63,941	57,603	(9.9)	140,448	211,130	50.3
Total Operating Costs & Expenses	469,175	541,519	15.4	1,420,204	1,517,121	6.8
Figures in pesos at an average exchange rate of Ps.20.2334 = USD1.00

Total Operating Costs and Expenses at LMM Airport increased 15.4% YoY to Ps.541.5 million in 3Q22. Construction costs in the quarter declined by 9.9% to Ps.57.6 million from Ps.63.9 million in 3Q21.

Excluding construction costs, operating costs and expenses increased 19.4% YoY or Ps.78.7 million to Ps.483.9 million, principally due to increases in energy, concession fees, maintenance, personnel, professional fees, security, insurance and surety bonds. These higher costs were partially offset by a net benefit of Ps.10.3 million from the Ps.175.7 million expense recovery under the under the American Rescue Plan Act in 3Q22, compared with the Ps.165.4 million recovery received under the CARES Act in 3Q21.

Cost of Services increased 46.6% YoY or Ps.81.5 million, principally reflecting higher energy, maintenance, personnel, professional fees, security, and insurance and surety bond expenses. This was partially offset by the Ps.175.7 million expense reimbursement in Puerto Rico under the American Rescue Plan Act in 3Q22 compared with Ps.165.4 million reimbursed through the CARES Act in 3Q21.

Concession Fees paid to the Puerto Rican government increased 4.1% YoY, or Ps.1.4 million in 3Q22, reflecting higher passenger traffic in line with the concession agreement.

Depreciation and Amortization declined 2.5% YoY, or Ps.4.6 million, principally reflecting the FX translation impact as the quarter-end and average Mexican peso exchange rate fluctuated to Ps.20.0925 and Ps.20.2334 per U.S. dollar in 3Q22, from Ps.20.5623 and Ps.20.0178 per U.S. dollar in 3Q21.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2021	2022		2021	2021	2022
Interest Income	792	27,609	3,386.0	1,419	33,037	2,228.2
Interest Expense	(113,027)	(148,892)	31.7	(341,505)	(370,555)	8.5
Total	(112,235)	(121,283)	8.1	(340,086)	(337,518)	(0.8)
Figures in pesos at an average exchange rate of Ps.20.2334 = USD1.00

ASUR 3Q22 Page 14 of 25

During 3Q22, Puerto Rico reported an Ps.121.3 million Comprehensive Financing Loss, compared to a Ps.112.2 million loss in 3Q21, principally due to interest accrued from the US$200 million bond issuance in July 2022.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million. Funds have not yet been withdrawn.

In July 2022 Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its $50 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar’s assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Total Revenue	999,885	1,001,545	0.2	2,675,932	3,015,339	12.7
Total Revenues Excluding Construction Revenues	935,944	943,942	0.9	2,535,484	2,804,209	10.6
Other Revenues		301	n/a		45,848	n/a
Operating Profit	530,710	460,327	(13.3)	1,255,728	1,544,066	23.0
Operating Margin	53.1%	46.0%	(712 bps)	46.9%	51.2%	428 bps
Adjusted Operating Margin[1]	56.7%	48.8%	(794 bps)	49.5%	55.1%	554 bps
Net Income	408,753	329,679	(19.3)	886,802	1,177,114	32.7
EBITDA	551,919	466,602	(15.5)	1,457,368	1,547,895	6.2
EBITDA Margin	55.2%	46.6%	(861 bps)	54.5%	51.3%	(313 bps)
Adjusted EBITDA Margin[2]	59.0%	49.4%	(954 bps)	57.5%	55.2%	(228 bps)
Figures in pesos at an average exchange rate of Ps.20.2334 = USD1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico declined 13.3% to Ps.460.3 million resulting in an Operating Margin of 46.0%, from an operating profit of Ps.530.7 million and an Operating Margin of 53.1% in 3Q21, mainly resulting from a decline in passenger traffic and lower cost dilution. This represents an improvement from the Operating Profit of Ps.197.3 million and an Operating Margin of 24.4% reported in 3Q19.

EBITDA declined 15.5% to Ps.466.6 million in 3Q22 from Ps.551.9 million in 3Q21 but improved from Ps.367.9 million in 3Q19. EBITDA Margin, in turn, declined to 46.6% in 3Q22 from 55.2% in 3Q21, but represents an increase compared to the 45.5% margin reported in 3Q19. The Adjusted EBITDA Margin (which excludes IFRIC 12) decreased to 49.4% in 3Q22, from 59.0% in 3Q21, and improved from 48.7% in 3Q19.

Puerto Rico Capital Expenditures

During 3Q22, Aerostar invested Ps.64.0 million in capital expenditures, compared to investments of Ps.45.8 million in 3Q21. On an accumulated basis, Aerostar invested a total of Ps.228.6 million in the first nine months of 2022 compared to Ps.132.6 million during the same period in the previous year.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines

ASUR 3Q22 Page 15 of 25

that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-and nine-month periods ended September 30, 2021 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2022: (i) the recognition of a net intangible asset of Ps.1,053.0 million, (ii) goodwill of Ps.1,576.2 million, (iii) deferred taxes of Ps.281.1 million, and (iv) a Ps.249.9 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Total Passenger	3,140	4,553	45.0	7,121	12,466	75.1

Total Revenues	482,325	716,815	48.6	1,078,719	2,017,134	87.0
Aeronautical Services	354,211	545,687	54.1	767,026	1,524,083	98.7
Non-Aeronautical Services	126,237	169,683	34.4	307,442	489,701	59.3
Construction Revenues [1]	1,877	1,445	(23.0)	4,251	3,350	(21.2)
Total Revenues Excluding Construction Revenues	480,448	715,370	48.9	1,074,468	2,013,784	87.4
Total Commercial Revenues	125,744	169,610	34.9	305,633	489,266	60.1
Total Commercial Revenues per Passenger	40.0	37.3	(6.8)	42.9	39.2	(8.6)
Figures in pesos at an average exchange rate of COL.216.3528 = Ps.1.00 Mexican pesos.

For the purposes of this table, approximately 96.4 and 183.3 thousand transit and general aviation passengers are included in 3Q21 and 3Q22, while 200.5 and 417.5 thousand transit and general aviation passengers are included in 9M21 and 9M22.

Colombia Revenues

Total Colombia Revenues increased 48.6% YoY to Ps.716.8 million and 29.8% compared to 3Q19. Excluding construction services, revenues rose 48.9% YoY. This mainly reflects increases of 54.1% in revenues from aeronautical services and 34.4% from non-aeronautical services, mainly impacted by the 34.9% increase in commercial revenues.

Commercial Revenues per Passenger was Ps.37.3 compared to Ps.40.0 in 3Q21 and Ps.42.2 in 3Q19.

As shown in Table 26, during the last twelve months, 57 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q22	9M22
Ground Transportation	589.4%	661.9%	Retail	12
Car rental	299.0%	367.8%	Banks and foreign exchange	3
Retail	91.5%	112.2%	Food and beverage	7
Duty free	73.5%	126.4%	Other revenues	34
Food and beverage	68.8%	85.9%	Car rental	1
Banks and foreign exchange	67.7%	70.3%	Total Commercial Spaces	57
Car parking	53.3%	88.3%
Advertising	47.1%	84.2%
Other revenues	6.2%	32.8%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	(14.3%)	(4.0%)
Total Commercial Revenues	34.9%	60.1%

ASUR 3Q22 Page 16 of 25

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Cost of Services	116,146	148,694	28.0	327,937	402,503	22.7
Technical Assistance				2,843		n/a
Concession Fees	90,877	135,041	48.6	203,771	381,135	87.0
Depreciation and Amortization	112,628	104,887	(6.9)	336,600	301,650	(10.4)
Operating Costs and Expenses Excluding Construction Costs	319,651	388,622	21.6	871,151	1,085,288	24.6
Construction Costs	1,877	1,445	(23.0)	4,251	3,350	(21.2)
Total Operating Costs & Expenses	321,528	390,067	21.3	875,402	1,088,638	24.4
Figures in pesos at an average exchange rate of COL. 216.3528 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia increased 21.3% YoY to Ps.390.1 million. Excluding construction costs, operating costs and expenses increased 21.6% YoY to Ps.388.6 million.

Cost of Services increased 28.0% YoY, or Ps.32.5 million. This was mainly due to increases in energy costs, maintenance provisions, personnel expenses, as well as increases in taxes and duties and security costs.

Construction Costs decreased 23.0% YoY, or Ps.0.4 million due to lower complementary works to concessioned assets compared 3Q21.

Concession Fees, which include fees paid to the Colombian government, increased 48.6% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization decreased 6.9%, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso, as per IFRS 3.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Interest Income	2,891	15,399	432.7	6,077	31,842	424.0
Interest Expense	(19,839)	(23,741)	19.7	(76,315)	152,567	n/a
Foreign Exchange Gain (Loss), Net	(43)	(559)	1,200.0	(33)	(1,047)	3,072.7
Total	(16,991)	(8,901)	(47.6)	(70,271)	183,362	n/a

Figures in pesos at an average exchange rate of COL.216.3528 = Ps.1.00 Mexican pesos.

During 3Q22, Airplan reported an Ps.8.9 million Comprehensive Financing Loss, compared to a Ps.17.0 million loss in 3Q21. This resulted mainly from the Ps.16.0 million amortization of the BBVA loan entered into concurrently with the acquisition of the company.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks. The net balance amounted to Ps.1.016.0 million as of September 30, 2022.

ASUR 3Q22 Page 17 of 25

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg 2022
	2021	2022		2021	2021
Total Revenue	482,325	716,815	48.6	1,078,719	2,017,134	87.0
Total Revenues Excluding Construction Revenues	480,448	715,370	48.9	1,074,468	2,013,784	87.4
Operating Profit	160,797	326,748	103.2	203,317	928,496	356.7
Operating Margin	33.3%	45.6%	1225 bps	18.8%	46.0%	2718 bps
Adjusted Operating Margin[1]	33.5%	45.7%	1221 bps	18.9%	46.1%	2718 bps
Net Profit	100,354	188,597	87.9	88,359	624,195	606.4
EBITDA	273,422	455,202	66.5	539,916	1,230,146	127.8
EBITDA Margin	56.7%	63.5%	682 bps	50.1%	61.0%	1093 bps
Adjusted EBITDA Margin[2]	56.9%	63.6%	672 bps	50.2%	61.1%	1084 bps
Figures in pesos at an average exchange rate of COL. 216.3528 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Profit of Ps.326.7 million in 3Q22, compared to Ps.160.8 million in 3Q21. Operating Margin was 45.6% in 3Q22, compared to 33.3% in 3Q21 and 29.7% in 3Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets increased to 45.7% in 3Q22, from 33.5% in 3Q21 and 32.4% in 3Q19.

EBITDA in 3Q22 was Ps.455.2 million resulting in an EBITDA Margin of 63.5%, compared to an EBITDA of Ps.273.4 million in 3Q21 and of Ps.270.0 million in 3Q19. EBITDA Margin was 56.7% in 3Q21 and 48.9% in 3Q19.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets was 63.6% in 3Q22 compared to 56.9% in 3Q21, mainly due to the 48.9% increase in revenues. Adjusted EBITDA Margin for 3Q22 also exceeded the 53.4% reported in 3Q19 mainly reflecting the 41.5% increase in revenues during the period.

Colombia Capital Expenditures

During 3Q22 Airplan made capital investments of Ps.1.4 million compared to Ps.4.2 million in 3Q21. On an accumulated basis, Airplan invested Ps.3.1 million during 9M22 compared to Ps.3.7 million in 9M21.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.545.7 million in 3Q22.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the

ASUR 3Q22 Page 18 of 25

recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 3Q22 Page 19 of 25

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q22 Page 20 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		4,053,553	5,104,858	25.9	10,676,596	13,369,220	25.2
CUN	Cancun	2,484,684	3,035,878	22.2	6,542,411	7,676,725	17.3
CZM	Cozumel	64,859	56,687	(12.6)	121,384	131,438	8.3
HUX	Huatulco	172,837	228,295	32.1	445,092	652,082	46.5
MID	Merida	482,652	728,051	50.8	1,274,441	1,945,353	52.6
MTT	Minatitlan	22,909	28,547	24.6	68,420	74,228	8.5
OAX	Oaxaca	208,733	282,758	35.5	545,025	773,972	42.0
TAP	Tapachula	104,854	119,589	14.1	289,256	354,214	22.5
VER	Veracruz	257,614	322,964	25.4	722,171	902,477	25.0
VSA	Villahermosa	254,411	302,089	18.7	668,396	858,731	28.5
International Traffic		3,855,602	5,029,177	30.4	9,656,567	15,602,696	61.6
CUN	Cancun	3,611,967	4,747,698	31.4	9,062,268	14,721,839	62.5
CZM	Cozumel	89,087	114,275	28.3	259,158	370,567	43.0
HUX	Huatulco	7,309	6,467	(11.5)	18,973	65,099	243.1
MID	Mérida	59,164	67,838	14.7	136,932	192,759	40.8
MTT	Minatitlan	1,954	4,061	107.8	4,481	9,541	112.9
OAX	Oaxaca	38,971	50,727	30.2	82,862	141,204	70.4
TAP	Tapachula	6,501	4,313	(33.7)	10,118	10,784	6.6
VER	Veracruz	28,729	26,641	(7.3)	59,178	70,317	18.8
VSA	Villahermosa	11,920	7,157	(40.0)	22,597	20,586	(8.9)
Total Traffic México		7,909,155	10,134,035	28.1	20,333,163	28,971,916	42.5
CUN	Cancun	6,096,651	7,783,576	27.7	15,604,679	22,398,564	43.5
CZM	Cozumel	153,946	170,962	11.1	380,542	502,005	31.9
HUX	Huatulco	180,146	234,762	30.3	464,065	717,181	54.5
MID	Merida	541,816	795,889	46.9	1,411,373	2,138,112	51.5
MTT	Minatitlan	24,863	32,608	31.2	72,901	83,769	14.9
OAX	Oaxaca	247,704	333,485	34.6	627,887	915,176	45.8
TAP	Tapachula	111,355	123,902	11.3	299,374	364,998	21.9
VER	Veracruz	286,343	349,605	22.1	781,349	972,794	24.5
VSA	Villahermosa	266,331	309,246	16.1	690,993	879,317	27.3

US Passenger Traffic, San Juan Airport (LMM)
		Third Quarter		% Chg	Nine - Months		% Chg
		2021	2022		2021	2022
SJU Total [1]		2,739,163	2,540,779	(7.2)	7,175,392	7,714,993	7.5
Domestic Traffic		2,552,192	2,286,307	(10.4)	6,811,926	7,041,345	3.4
International Traffic		186,971	254,472	36.1	363,466	673,648	85.3

Colombia, Passenger Traffic Airplan
		Third Quarter		% Chg	Nine - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		2,582,234	3,589,559	39.0	5,911,758	10,056,838	70.1
MDE	Medellín (Rio Negro)	1,850,236	2,663,250	43.9	4,093,875	7,450,389	82.0
EOH	Medellín	284,890	339,689	19.2	692,976	928,022	33.9
MTR	Montería	295,624	405,996	37.3	732,750	1,156,661	57.9
APO	Carepa	60,669	68,580	13.0	153,181	272,244	77.7
UIB	Quibdó	81,460	99,884	22.6	211,016	199,627	(5.4)
CZU	Corozal	9,355	12,160	30.0	27,960	49,895	78.5
International Traffic		461,508	779,776	69.0	1,008,616	1,991,429	97.4
MDE	Medellín (Rio Negro)	461,508	779,776	69.0	1,008,616	1,991,429	97.4
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		3,043,742	4,369,335	43.6	6,920,374	12,048,267	74.1
MDE	Medellín (Rio Negro)	2,311,744	3,443,026	48.9	5,102,491	9,441,818	85.0
EOH	Medellín	284,890	339,689	19.2	692,976	928,022	33.9
MTR	Montería	295,624	405,996	37.3	732,750	1,156,661	57.9
APO	Carepa	60,669	68,580	13.0	153,181	272,244	77.7
UIB	Quibdó	81,460	99,884	22.6	211,016	199,627	(5.4)
CZU	Corozal	9,355	12,160	30.0	27,960	49,895	78.5

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

ASUR 3Q22 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since September 30, 2021[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Red Importadora, SA de CV (Gowin)	Retail	September 2021
Cancún Airport Services (minimarket)	Retail	July 2022
Mtrans MX FOX	Car Rental	August 2022
Comercial Ariete (Carflex)	Car Rental	August 2022
HSBC, SA. ATM	Banks and Foreign Exchange	September 2022
Cozumel
Morena Mia Beauty Group	Retail	September 2021
Tapachula
Global Lounge OP Mex, SA de CV	Other Revenues	June 2022
HSBC, SA. ATM	Banks and Foreign Exchange	July 2022
SAN JUAN, PUERTO RICO
Fresh @ the Gate (Management Group Investors, LLC)	Food and Beverage	January 2022
The Flight Park (G&G, LLC)	Food and Beverage	January 2022
Strong Med Vital Care (MRPV, LLC)	Other Revenues	February 2022
Power Packs 2 Go (PR Kiosk Solutions, LLC)	Other Revenues	February 2022
Corner Bistro (Management Group Investors, LLC)	Food and Beverage	March 2022
Beya (PS Imports, INC.)	Retail	March 2022
El Mesón Sandwiches (Management Group Investors, LLC)	Food and Beverage	June 2022
COLOMBIA
Rionegro
First Class Experiencias Cartagena S.A.S.	Other Revenues	October 2021
Globoshops S.A.S	Retail	October 2021
Fast Colombia S.A.S.	Other Revenues	November 2021
Organización Terpel S.A.	Other Revenues	November 2021
Ultra Air. S.A.S	Other Revenues	November 2021
Caribbean Support and Flight Services S.A.S.	Other Revenues	December 2021
Ez Air Sucursal Colombia	Other Revenues	December 2021
Globoshops S.A.S	Retail	December 2021
Jetsmart Airlines SPA Sucursal Colombia	Other Revenues	December 2021
Ultra Air. S.A.S	Other Revenues	December 2021
Apollo Freight Services Colombia SAS	Other Revenues	January 2022
Jetair Caribbean B.V. Sucursal	Other Revenues	January 2022
Magnum Logistics S.A.S.	Other Revenues	January 2022
Café de Santa Barbara S.A.S.	Food and Beverage	February 2022
Aires Aerovias Integracón Regional S.A	Other Revenues	March 2022
Globo Cambio Foreign Exchange S.A.S.	Banks and Foreign Exchange	March 2022
Toolbox Services MRO SAS	Other Revenues	March 2022
Aerosan S.A.S.	Other Revenues	April 2022
Menzies Aviation Colombia S.A.S	Other Revenues	April 2022
Banco Bilvao Viscalla Argentaria Colombia S.A	Banks and Foreign Exchange	April 2022
Viva Aerobus	Other Revenues	April 2022
Donuts de Antioquia S.A.S.	Food and Beverage	April 2022
Cambios Inter 1a SAS	Banks and Foreign Exchange	May 2022
Estrella Andina S.A.S.	Food and Beverage	June 2022
Estrella Andina S.A.S.	Food and Beverage	June 2022
Aerorepublica S.A.	Other Revenues	June 2022
Renting Colombia S.A.S	Car Rental	September 2022
Autosnack S.A.S.	Retail	September 2022
Olaya herrera
Moon Flights S.A.S	Other Revenues	October 2021
Grupo San German Express S.A.S	Other Revenues	November 2021
Cueros Velez S.A.S	Retail	November 2021
Central Aeroespace S.A.S	Other Revenues	December 2021
Distribuidora Pasteur S.A	Retail	December 2021
Grupo San German Express S.A.S	Other Revenues	January 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	January 2022
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	January 2022
Good-Fly Co S.A.S	Other Revenues	February 2022
Hagar 29 S.A.S.	Other Revenues	February 2022
Aeropaca S.A.S.	Other Revenues	March 2022
Moon Flight Services S.A.S	Other Revenues	April 2022
Pacifica de Aviación S.A.S.	Other Revenues	May 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	June 2022
PC Mejia S.A.	Other Revenues	June 2022
Autosnack S.A.S.	Retail	September 2022
Montería
Distribuidora Pasteur S.A	Retail	February 2022
Hagar 29 S.A.S.	Other Revenues	May 2022
ASUR 3Q22 Page 22 of 25

Quibdo
Grupo San German Express S.A.S	Other Revenues	November 2021
Distribuidora Pasteur S.A	Retail	December 2021
Inversisa S.A.S.	Food and Beverage	November 2021
Moon Flights S.A.S	Other Revenues	June 2022
Carepa
Distribuidora Pasteur S.A	Retail	December 2021
Centro de Servicios
Cueros Velez S.A.S	Retail	November 2021
Inversisa S.A.S.	Food and Beverage	November 2021
STF Group S.A.	Retail	December 2021
Franquicias Taca SAS	Retail	January 2022
Instituto Colombiano de Crédito Educativo Icetex	Other Revenues	January 2022
Cristian David Mosquera Renteria	Retail	March 2022

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q22 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2021	3Q 2021 Per Workload Unit	3Q 2022	3Q 2022 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,282,380	207.8	1,944,588	246.1	51.6	18.4
Non-Aeronautical Revenues	1,108,366	179.6	1,494,453	189.1	34.8	5.3
Construction Services Revenues	217,832	35.3	102,423	13.0	(53.0)	(63.2)
Total Revenues	2,608,578	422.7	3,541,464	448.2	35.8	6.0
Operating Profit	1,600,115	259.3	2,430,757	307.6	51.9	18.6
EBITDA	1,739,158	281.9	2,585,106	327.1	48.6	16.0
Merida
Aeronautical Revenues	120,249	200.4	208,914	243.8	73.7	21.7
Non-Aeronautical Revenues	34,625	57.7	43,187	50.4	24.7	(12.7)
Construction Services Revenues	165,324	275.5	131,298	153.2	(20.6)	(44.4)
Other [2]	16	-	25	-	56.3	n/a
Total Revenues	320,214	533.6	383,424	447.4	19.7	(16.2)
Operating Profit	70,385	117.3	148,334	173.1	110.7	47.6
EBITDA	83,312	138.9	168,289	196.4	102.0	41.4
Villahermosa
Aeronautical Revenues	54,510	195.4	82,920	256.7	52.1	31.4
Non-Aeronautical Revenues	12,844	46.0	16,750	51.9	30.4	12.8
Construction Services Revenues	10,679	38.3	30,646	94.9	187.0	147.8
Other [2]	23	0.1	22	0.1	(4.3)	-
Total Revenues	78,056	279.8	130,338	403.6	67.0	44.2
Operating Profit	29,212	104.7	52,580	162.8	80.0	55.5
EBITDA	38,250	137.1	61,978	191.9	62.0	40.0
Other Airports [3]
Aeronautical Revenues	231,360	225.9	334,923	265.2	44.8	17.4
Non-Aeronautical Revenues	43,556	42.5	52,591	41.6	20.7	(2.1)
Construction Services Revenues	102,171	99.8	133,751	105.9	30.9	6.1
Other [2]	72	0.1	72	0.1	-	-
Total Revenues	377,159	368.3	521,337	412.8	38.2	12.1
Operating Profit	109,238	106.7	174,230	137.9	59.5	29.2
EBITDA	151,578	148.0	226,679	179.5	49.5	21.3
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	191,172	n/a	115,706	n/a	(39.5)	n/a
Total Revenues	191,172	n/a	115,706	n/a	(39.5)	n/a
Operating Profit	70,363	n/a	103,150	n/a	46.6	n/a
EBITDA	75,374	n/a	103,160	n/a	36.9	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(191,282)	n/a	(115,825)	n/a	(39.4)	n/a
Total Mexico
Aeronautical Revenues	1,688,499	209.2	2,571,345	248.5	52.3	18.8
Non-Aeronautical Revenues	1,199,391	148.6	1,606,981	155.3	34.0	4.5
Construction Services Revenues	496,006	61.4	398,118	38.5	(19.7)	(37.3)
Total Revenues	3,383,896	419.2	4,576,444	442.3	35.2	5.5
Operating Profit	1,879,313	232.8	2,909,051	281.2	54.8	20.8
EBITDA	2,087,672	258.6	3,145,211	304.0	50.7	17.6
San Juan Puerto Rico, US [5]
Aeronautical Revenues	516,045	n/a	531,194	n/a	2.9	n/a
Non-Aeronautical Revenues	419,899	n/a	412,748	n/a	(1.7)	n/a
Construction Services Revenues	63,941	n/a	57,603	n/a	(9.9)	n/a
Total Revenues	999,885	n/a	1,001,545	n/a	0.2	n/a
Operating Profit	530,710	n/a	460,327	n/a	(13.3)	n/a
EBITDA	551,919	n/a	466,602	n/a	(15.5)	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	354,211	n/a	545,687	n/a	54.1	n/a
Non-Aeronautical Revenues	126,237	n/a	169,683	n/a	34.4	n/a
Construction Services Revenues	1,877	n/a	1,445	n/a	(23.0)	n/a
Total Revenues	482,325	n/a	716,815	n/a	48.6	n/a
Operating Profit	160,797	n/a	326,748	n/a	103.2	n/a
EBITDA	273,422	n/a	455,202	n/a	66.5	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
ASUR 3Q22 Page 24 of 25

CONSOLIDATED ASUR
Aeronautical Revenues	2,558,755	n/a	3,648,226	n/a	42.6	n/a
Non-Aeronautical Revenues	1,745,527	n/a	2,189,412	n/a	25.4	n/a
Construction Services Revenues	561,824	n/a	457,166	n/a	(18.6)	n/a
Total Revenues	4,866,106	n/a	6,294,804	n/a	29.4	n/a
Operating Profit	2,570,820	n/a	3,696,126	n/a	43.8	n/a
EBITDA	2,913,013	n/a	4,067,015	n/a	39.6	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

3 Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

5 Reflects the results of operations of  San Juan Airport, Puerto Rico, U.S. for 3Q22.

6 Reflects the results of operations of  Airplan, Colombia, for 3Q22.

ASUR 3Q22 Page 25 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of September 30, 2022 and 2021
Thousands of mexican pesos

Item	September 2022	December 2021	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	13,917,369	8,770,062	5,147,307	58.7
Cash and Cash Equivalents Restricted	1,551,809	123,081	1,428,728	1,160.8
Accounts Receivable, net	1,690,394	1,878,238	(187,844)	(10.0)
Document Receivable	148,618	105,000	43,618	41.5
Recoverable Taxes and Other Current Assets	802,220	785,719	16,501	2.1
Total Current Assets	18,110,410	11,662,100	6,448,310	55.3

Non Current Assets
Machinery, Furniture and Equipment, net	168,773	184,590	(15,817)	(8.6)
Intangible assets, airport concessions and Goodwill-Net	52,670,757	53,973,349	(1,302,592)	(2.4)
investment in Joint Venture	10,530	10,689	(159)	(1.5)
Total Assets	70,960,470	65,830,728	5,129,742	7.8

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	237,180	290,689	(53,509)	(18.4)
Bank Loans and Short Term Debt	1,682,322	578,144	1,104,178	191.0
Accrued Expenses and Others Payables	2,979,230	2,917,565	61,665	2.1
Total Current Liabilities	4,898,732	3,786,398	1,112,334	29.4

Long Term Liabilities
Bank Loans	4,214,012	6,603,006	(2,388,994)	(36.2)
Long Term Debt	10,201,760	6,598,397	3,603,363	54.6
Deferred Income Taxes	3,098,353	3,044,632	53,721	1.8
Employee Benefits	28,905	28,239	666	2.4
Total Long Term Liabilities	17,543,030	16,274,274	1,268,756	7.8

Total Liabilities	22,441,762	20,060,672	2,381,090	11.9

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,285,392	1,989,535	295,857	14.9
Mayority Net Income for the Period	7,425,328	5,983,747	1,441,581	24.1
Cumulative Effect of Conversion of Foreign Currency	(216,496)	313,582	(530,078)	n/a
Retained Earnings	22,301,301	21,122,411	1,178,890	5.6
Non- Controlling interests	8,955,907	8,593,505	362,402	4.2
Total Stockholders' Equity	48,518,708	45,770,056	2,748,652	6.0

Total Liabilities and Stockholders' Equity	70,960,470	65,830,728	5,129,742	7.8
Exchange Rate per Dollar Ps. 20.1335

ASUR 3Q22 Page 26 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2022 and 2021
Thousands of Mexican Pesos

Item	9M	9M	%	3Q	3Q	%
	2021	2022	Chg	2021	2022	Chg
Revenues
Aeronautical Services	6,528,090	10,364,032	58.8	2,558,755	3,648,226	42.6
Non-Aeronautical Services	4,346,601	6,376,296	46.7	1,745,527	2,189,412	25.4
Construction Services	1,120,406	1,299,990	16.0	561,824	457,166	(18.6)
Total Revenues	11,995,097	18,040,318	50.4	4,866,106	6,294,804	29.4

Operating Expenses
Cost of Services	2,382,579	2,712,811	13.9	765,225	1,009,753	32.0
Cost of Construction	1,120,406	1,299,990	16.0	561,824	457,166	(18.6)
General and Administrative Expenses	206,261	216,170	4.8	87,099	74,040	(15.0)
Technical Assistance	267,366	474,194	77.4	111,374	165,391	48.5
Concession Fee	652,081	1,052,642	61.4	265,560	369,803	39.3
Depreciation and Amortization	1,498,176	1,526,990	1.9	504,204	522,826	3.7
Total Operating Expenses	6,126,869	7,282,797	18.9	2,295,286	2,598,979	13.2

Other Revenues		45,848	n/a		301	n/a

Operating Income	5,868,228	10,803,369	84.1	2,570,820	3,696,126	43.8

Comprehensive Financing Cost	(375,609)	(318,495)	(15.2)	(56,949)	(185,187)	225.2

Income Before Income Taxes	5,492,619	10,484,874	90.9	2,513,871	3,510,939	39.7

Provision for Income Tax	1,196,249	2,444,047	104.3	554,782	844,248	52.2
Deferred Income Taxes	(28,975)	144,654	(599.2)	1,638	(11,684)	(813.3)

Net Income for the Year	4,325,345	7,896,173	82.6	1,957,451	2,678,375	36.8

Majority Net Income	3,970,624	7,425,328	87.0	1,793,950	2,546,504	41.9
Non-Controlling Interests	354,721	470,845	32.7	163,501	131,871	(19.3)

Earning per Share	13.2354	24.7511	87.0	5.9798	8.4883	41.9
Earning per American Depositary Share (in U.S. Dollars)	6.5872	12.3186	87.0	2.9762	4.2246	41.9
Exchange Rate per Dollar Ps. 20.0925

ASUR 3Q22 Page 27 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the Periods of January 1, to September 30, 2022 an 2021.
Thousands of Mexican Pesos

Item	9M	9M	%	3Q	3Q	%
	2021	2022	Chg	2021	2022	Chg
Operating Activities
Income Before Income Taxes	5,492,619	10,484,874	90.9	2,513,871	3,510,939	39.7

Depreciation and Amortization	1,498,176	1,526,990	1.9	504,204	522,826	3.7
Interest Income	(135,320)	(263,143)	94.5	(48,119)	(108,646)	125.8
Interest Payables	618,408	544,313	(12.0)	203,933	297,384	45.8
Sub-Total	7,473,883	12,293,034	64.5	3,173,889	4,222,503	33.0
Trade Receivables	(333,178)	(3,375)	(99.0)	291,316	106,059	(63.6)
Recoverable Taxes and other Current Assets	95,328	(614,658)	n/a	(32,116)	21,284	n/a
Income Tax Paid	(665,377)	(1,759,632)	164.5	(227,312)	(655,904)	188.5
Trade Accounts Payable	895,372	380,167	(57.5)	444,073	88,644	(80.0)

Net Cash Flow Provided by Operating Activities	7,466,028	10,295,536	37.9	3,649,850	3,782,586	3.6

Investing Activities
Initial Recognition Cash Operadora		3,063	n/a		3,063	n/a
Loans Granted to Third Parties	(105,000)	(35,100)	(66.6)	(105,000)		n/a
Proceeds for Cancellation of Land Acquisition Contract	286,283		n/a
Restricted Cash	(8,087)	(1,450,896)	17,841.1	1,492	(233,303)	n/a
Investments in Machinery, Furniture and Equipment, net	(1,418,484)	(1,300,909)	(8.3)	(601,180)	(548,227)	(8.8)
Interest Income	136,215	229,741	68.7	47,326	80,981	71.1

Net Cash Flow Used by Investing Activities	(1,109,073)	(2,554,101)	130.3	(657,362)	(697,486)	6.1

Excess Cash to Use in Financing Activities	6,356,955	7,741,435	21.8	2,992,488	3,085,100	3.1

Bank Loans Net	2,630,000	4,069,700	54.7	2,650,000	4,069,700	53.6
Long Term Debt Paid	(2,359,554)	(1,070,644)	(54.6)	(2,156,552)	(107,109)	(95.0)
Interest Paid	(781,100)	(936,886)	19.9	(313,324)	(380,305)	21.4
Dividends Paid		(4,509,000)	n/a

Net Cash Flow used by Financing Activities	(510,654)	(2,446,830)	379.2	180,124	3,582,286	1,888.8

Net Increase in Cash and Cash Equivalents	5,846,301	5,294,605	(9.4)	3,172,612	6,667,386	110.2

Cash and Cash Equivalents at Beginning of Period	5,192,628	8,770,062	68.9	7,837,766	7,331,083	(6.5)

Exchange Gain on Cash and Cash Equivalents	3,669	(147,298)	n/a	32,220	(81,100)	n/a

Cash and Cash Equivalents at the End of Period	11,042,598	13,917,369	26.0	11,042,598	13,917,369	26.0

ASUR 3Q22 Page 28 of 25